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                                                                    EXHIBIT 99.5

                                                           [English Translation]
                                                            Corporate Disclosure
                                                               February 26, 2004

          Resolution of the Board of Directors on Calling Shareholders'
                                    Meeting

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1. Resolution Date of Board of Directors                               February 12, 2003
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- Presence of Outside Director(s)                             Present       5          Absent       1
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- Presence of Auditor(s)                                                     Present
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2. Purpose for Convening                                      Calling the 7th Annual General
   Shareholders' Meeting                                      Shareholders' Meeting
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3. Scheduled Date of                               Date       March 26, 2004
   Shareholders' Meeting                           ----------------------------------------------------
                                                   Time       10 AM
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4. Scheduled Place of                                         Hanaro Telecom Ilsan Information Center,
   General Shareholders' Meeting                              726 Changhang 2-dong, Ilsan-ku, Koyang-
                                                              shi, Kyunggi-do
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                                                              Item 1. Approval of Balance Sheet &
                                                                      Income Statement for the fiscal
                                                                      year 2003
                                                              Item 2. Approval of Statement of
                                                                      Disposition of Deficit for the
                                                                      fiscal year 2003
                                                              Item 3. Approval of grant of the stock
                                                                      option rights
5. Agenda and Main Issues                                     Item 4. Amendment of the regulations for
                                                                      officers' severance payment
                                                              Item 5. Amendment of the regulation for
                                                                      executives' retirement grant
                                                              Item 6. Amendment of the Articles of
                                                                      Incorporation (concerning change
                                                                      of business purpose,preemptive
                                                                      rights, etc.)
                                                              Item 7. Appointment of Outside Director(s)
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6. Details of Resolution                                      - Adopted the agenda in its original form
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7. Others                                                     -
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